ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

06012237

March 23, 2006

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

FJA AG

Re: ~~FJH~~ AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 13, 2006 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED
APR 03 2006
WASH. D.C. 156 SECTION

dlw 4/5

DOCSNY1:863595.21
13024-2 JG9/JG9

Ad-hoc announcement

FJH in negotiations to acquire medium-sized IT services company

Munich, 23 March 2006 – Armed with the funds from its recent successful capital increase, the Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) is now taking its first steps in the growth strategy announced for 2006. The Executive Board is in talks to acquire a German IT consulting company for the financial services sector with annual revenues of around 10 million Euro. FJH AG has already agreed the fundamental principles for this acquisition in a letter of intent. Further negotiations will be held and the transaction concluded within the next few weeks. However, both parties have undertaken to maintain confidentiality regarding further details. Progress of the transaction depends on the outcome of the forthcoming contractual negotiations and ultimately on the decision of FJH AG's Executive Board and Supervisory Board.

The acquisition would further consolidate FJH's position as a leading consulting and software house for insurers and also secure additional market shares. Both companies' products, solutions and customer bases complement each other to a large degree. If the negotiations reach a successful conclusion, FJH will therefore be able to expand its value-added chain and significantly enhance its consulting portfolio for life insurers and pension providers in particular.

About FJH:

FJH AG is a leading consultancy and software house for the insurance and pensions market. Under its brand name FJA the FJH Group offers a broad portfolio of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate control.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 25 years; its clients also include renowned health and non-life insurers. Globally, its software is used in 20 countries spanning three continents, including the USA and Australia and many Eastern European countries.

In addition to its headquarters in Munich the FJH Group also has offices in Hamburg, Cologne and Stuttgart. It also has subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

Eva Hesse, FJH AG, Elsenheimerstraße 65, 80687 Munich,
Tel. 00 49 (0)89 769 01 274, Fax 00 49 (0)89 769 01 606, E-mail eva.hesse@fjh.com

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 23, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
APR 03 2006
WASH. D.C. 156 SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of March 13, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

DOCSNY1:1082596.24

Open for new horizons.

Vienna International Airport

Flughafen Wien Group:
Increase of 3.6% in net profit for 2005.

The publicly traded Flughafen Wien AG also recorded good results for 2005, which represent a further improvement over the sound prior year. Turnover totalled € 410,3 million (+3.0%) for the reporting year and net profit rose 3.6% to € 74.3 million. EBITDA declined 1.2% to € 149.7 million and, as the result of depreciation, earnings before income and taxes (EBIT) fell 10.0% to € 92.3 million.

These results were announced today by Herbert Kaufmann, member and speaker of the Management Board of Flughafen Wien AG, at a press conference in Vienna.

The development of business in 2005 was supported by an upward trend in all traffic segments. The number of passengers rose 7.3% to 15.9 million, whereby the role of the low-cost carriers as a driver for growth is becoming more important each year. Their share of total passenger volume rose from 11.1% in 2004 to 12.4% for 2005. These airlines now generate more than 30% of all new traffic at Vienna International Airport.

Strong increases were also recorded in travel to Eastern Europe (+ 9.9%), the Far East (+12.9%) and Middle East (+34.0%) as well as in transfers. These developments further strengthened the hub function of Vienna International Airport.

Cargo volume also showed good development because of the increased frequency of "cargo only" flights: 234,677 tonnes of cargo represented a plus of 12%.

	2005 in € mill.	**2004** in € mill.	**Change** in %
<u>Turnover</u>			
Group	410.3	398.3	+3.0
Airport	188.6	190.5	-1.0
Handling	132.2	123.6	+6.9
Non-Aviation	89.2	83.9	+6.3
Operating income	433.5	418.8	+3.5
Operating expenses	341.2	316.2	+7.9
EBITDA	149.7	151.4	-1.2
<u>Income before interest and taxes (EBIT)</u>			
Group	92.3	102.5	-10.0
Airport	66.7	77.8	-14.2
Handling	15.5	18.0	-13.8
Non-Aviation	34.5	30.3	+13.6
Profit before tax (EBT)	100.0	105.4	-5.1
Net profit for the year	74.3	71.7	+3.6
Cash flow from operating activities	158.0	194.4	-18.7

Passengers (in mill.)	15.9	14.8	+7.3
Transfer passengers (in mill.)	5.4	5.1	+6.9
Flight movements	230,900	224,809	+2.7
Maximum take-off weight (in mill. to)	6.5	6.2	+4.6
Cargo (in 1000 tonnes)	234.7	209.6	+12.0

Results in Detail

The Flughafen Wien Group recorded a 3.0% increase in turnover to € 410.3 million for 2005 as the result of excellent growth in traffic.

Although the Airport Segment reported a 1.0% decline in turnover to € 188.6 million, it remained the largest business unit with a 46.0% (2004: 47.8%) share of total turnover. This slight decrease in turnover, which is generated primarily from landing, passenger and infrastructure tariffs, is a direct result of price and incentive policies that are designed to safeguard the competitive position of Vienna International Airport. This attractive tariff policy and the high quality of services led to an increase of 26 destinations and eight new airlines during the reporting year.

The Handling Segment was able to increase its share of Group turnover to 32.2% in 2005. Higher revenues were recorded in the apron handling (+5.7%), cargo handling (+12.5%) and general aviation business units (+24.5%). Segment turnover rose by 6.9% to € 132.2 million, with the strongest increases recorded by the low-cost carriers. Turnover with the Austrian Airline Group rose by 2.2%. The volume of aircraft handling services rose by 2.2%, while cargo handling showed a plus of 12.0%. The average market share of the Handling Segment remained nearly constant, totalling 90.6% for 2005 versus 91.0% in the prior year.

The Non-Aviation Segment reported an increase of 6.3% in turnover to € 89.2 million for the reporting year, which represented 21.7% of revenues for the Flughafen Wien Group in 2005. The most important growth drivers were parking with a plus of 16.8%, gastronomy with 10.7%, shopping with 8.9% and infrastructure supply and disposal services with 15.1%. Primary turnover recorded by the shops and gastronomy facilities increased by 9.0% in 2005. In contrast, revenues from the provision of security services declined 11.9% following the new tender by the Republic of Austria that took effect on 1 January 2005.

Earnings

An overview of earnings recorded by the Flughafen Wien Group for the 2005 Business Year shows: operating income +3.5% to € 433.5 million, operating expenses +7.9% to € 341.2 million, earnings before interest and taxes (EBIT) -10.0% to € 92.3 million, financial results +€ 4.8 million to € 7.7 million, earnings before taxes (EBT) -5.1% to € 100,0 million, net profit for the year +4.2% to € 74.7 million and the share of net profit due to Flughafen Wien AG +€ 2.6 million to € 74.3 million.

Earnings before interest and taxes (EBIT) fell 10.0% to total € 92.3 million for 2005. The Airport Segment generated the largest share of Group EBIT with € 66.7 million, followed by the Non-Aviation Segment with € 34.5 million and the Handling Segment with € 15.5 million.

The decline in earnings reported by the Airport and Handling Segments was triggered by an increase in turnover that remained below the growth in traffic as well as higher costs, above all depreciation, that were linked to the increase in the volume of business. Cost reduction measures implemented by the Company were unable to completely offset this development. The Non-Aviation Segment recorded an improvement in earnings as the result of higher revenues from parking, shopping and gastronomy.

Personnel expenses rose by 8.6% to € 184.6 million as a result of wage and salary increases mandated by collective bargaining agreements and growth in the workforce. The increase of 9.7% in the number of employees to 3,581 for the reporting year was a function of the development of traffic as well as the expansion of security controls on 1 January 2006 to also include employees working in sensitive areas of Vienna International Airport.

Other operating expenses decreased 10.5% to € 63.4 million, primarily due to a reduction of € 7.3 million in maintenance cots from the unusually high prior year level to € 14.2 million for 2005.

Financial results for 2005 show an increase of € 4.8 million to € 7.7 million. This improvement resulted primarily from a third quarter write-up of € 5.7 million to a loan that was previously written off by the Company and a reversal of € 5.3 million to the revaluation reserve following the sale of fund investments in the prior year. Financing costs showed a contrary development: the high level of investment led to a reduction of € 49.8 million in cash and cash equivalents and short-term borrowings increased by € 170.7 million.

Results from companies consolidated at equity amounted to € +0.9 million. Of this total, € -0.6 million is related to the stake held in the City Airport Train and € +1.5 million to the investment owned in Malta Airport. The earnings generated by these two investments for 2005 represent an improvement of € 1.2 million over the prior year.

Earnings before taxes (EBT) declined 5.1% to € 100.0 million. The reduction in the Austrian corporate tax rate from 34% to 25% as of 1 January 2005 and lower earnings before taxes resulted in a decrease of 25.0% in income taxes to € 25.3 million. The tax rate for 2005 totalled 25.3%, which represents a substantial decrease below the prior year level of 32.0%.

Net profit for the reporting year increased 4.2% to € 74.7 million. Of this amount, € 0.4 million is attributable to minority shareholders and € 74.3 million to Flughafen Wien AG as the parent company. Earnings per share rose from € 3.41 in the prior year to € 3.54 for 2005.

Dividend

The 2005 Business Year closed with distributable profit of € 42,005,514.69. The Management Board of Flughafen Wien AG recommends payment of a dividend € 2.00 per share, for a total distribution of € 42,000,000.–, and the carry-forward of the remaining € 5,514.69.

Cash Flow

The analysis of cash flow in the Flughafen Wien Group shows that investment projects totalling € 343.1 million in 2005 were financed by relatively equal components of cash flow from operating activities and debt. The total increase in liabilities and provisions combined with a slight decline in EBITDA and higher income tax payments led to an 18.7% decrease in net cash flow from operating activities to € +158.0 million (2004: € +194.4 mill.).

Corporate Spending

Investments in tangible, intangible and financial assets totalled € 343.1 million for 2005, which represents an increase of 84.2% over the prior year. The major investment of the year from a visual standpoint was the air traffic control tower, which is rented largely to Austro Control GmbH and used to a lesser extent by the airport's movement control unit. Other investment highlights were the construction of the Air Cargo Center, the construction and opening of the Handling Center West, the expansion of the existing baggage handling facilities and completion of additional apron areas.

The VIP and General Aviation Center in the western sector of Vienna International Airport was completed just in time before Austria assumed the rotating presidency of the European Union in January 2006.
The addition of a storey to car park 3 and the construction of car parks 7 (east) and 8 (west) increased parking capacity. The newly constructed Terminal 1A opened to handle check-in procedures for the low-cost carriers.

The environmental impact review for the planned third runway was started during the reporting year. Obligations defined by the mediation contract in connection with the construction of this runway are included under investments as additions for 2005. The most important financial investment was the acquisition of approximately 8% of the shares in Malta Airport plc.

Outlook

The Austrian economic research institute (WIFO) predicts real growth of 2.4% for 2006 and 2.0% for 2007. The management of Flughafen Wien AG expects this development will have a positive effect on traffic at Vienna International Airport. Further impulses should also come from continued economic recovery in the new EU member states that are included in Vienna's catchment area.

Assuming economic conditions remain stable, Flughafen Wien AG expects an increase of roughly 6% in the number of passengers, 2% in flight movements and 3% in maximum take-off weight for 2006. A multi-stage, flexible expansion concept allows for the adjustment of Vienna's long-term expansion plans to match this development with the growth in passenger volume. Investments totalling € 533 million are planned for Airport and Non-Aviation projects from 2006 to 2010. Of this total, € 208 million is designated for the scheduled realisation of projects in 2006.

The major projects for the coming year include the VIE Skylink Terminal (€ 121 mill.), baggage sorting equipment (€ 11 mill.), phase 2 of the Office Park (€ 21 mill.) and the expansion of the aprons (€ 26 mill.).

Subsequent Events

The parties to the contract – the Slovakian National Property Fund, the Slovakian Ministry of Transportation and the TwoOne Consortium – signed a share purchase and shareholder agreement for the 66% privatisation of Bratislava und Kosice Airports on 10 February 2006. Flughafen Wien AG holds a 50.1% stake in the TwoOne Consortium.

The good development of traffic continued from 2005 into the first months of 2006 across all traffic segments. The number of passengers handled during January and February 2006 rose 9.9% to 2,124,113, while transfers increased 14.5%. Maximum take-off weight (MTOW) grew 4.5%, flight movements showed a plus of 3.5% and cargo volume was 20.4% higher.

For additional information contact:
Michael Kochwalter (+43-1-) 7007-22300
Hans Mayer (+43-1-) 7007-23000
Robert Dusek, Investor Relations (+43-1-) 7007-23126

06/06 ... KE/MY ... 23. March 2006